Exhibit 99.2

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2024

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	4 - 5

Interim Condensed Consolidated Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7 - 8

Notes to Interim Condensed Consolidated Financial Statements	9 - 26

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2024	December 31, 2023
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$1,048	$1,813
Trade receivables		6,506	7,651
Advances to suppliers		780	936
Other accounts receivable		3,732	3,889
Inventories	3	7,901	9,976

		19,967	24,265
NON-CURRENT ASSETS:

Property, plant and equipment, net		4,939	5,058
Investments in affiliates		2,078	2,285
Right-of-use assets, net		1,243	1,307
Intangible assets, net		5,440	5,803
Goodwill		7,442	10,095

		21,142	24,548

Total assets		$41,109	$48,813

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2024	December 31, 2023
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables		$9,511	$9,223
Bank loans and credit facilities		11,941	12,119
Other accounts payable and accrued expenses		4,440	6,218
Accrued purchase consideration liabilities		2,165	2,097
PUT Option liability		1,967	2,697
Current maturities of operating lease liabilities		461	454

		30,485	32,808

NON-CURRENT LIABILITIES:

Warrants measured at fair value	4	137	38
Operating lease liabilities		744	815
Long-term loans		401	394
Employee benefit liabilities, net		96	95
Deferred tax liability, net		902	963

		2,280	2,305

Total liabilities		32,765	35,113

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	5

Share capital and premium		253,887	253,882
Translation reserve		1,399	95
Reserve from share-based payment transactions		9,664	9,637
Accumulated deficit		(255,431)	(249,145)

Total equity attributable to equity holders of the Company		9,519	14,469

Non-controlling interests		(1,175)	(769)

Total equity		8,344	13,700

Total liabilities and equity		$41,109	$48,813

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2024	2023 (*)

Revenues		$12,063	$12,529
Cost of revenues		10,274	9,286
Gross profit before fair value adjustments		1,789	3,243

Fair value adjustments:
Realized fair value adjustments on inventory sold in the period		(10)	(339)
Total fair value adjustments		(10)	(339)

Gross profit		1,779	2,904

General and administrative expenses		2,332	3,175
Selling and marketing expenses		2,292	2,805
Restructuring expenses		-	283
Share-based compensation		32	258
Other operating expenses	9	2,753	-
Total operating expenses		7,409	6,521

Operating loss		5,630	3,617

Finance income	4	(14)	3,530
Finance expense		(487)	(795)
Finance income, net		(501)	2,735

Gain (loss) before income taxes		(6,131)	(882)

Income tax benefit		(111)	(16)

Net (loss) gain		(6,020)	(866)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		67	36

Exchange differences on translation to presentation currency		1,330	(562)

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods		1,397	(526)

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation		(35)	155

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods		(35)	155

Total other comprehensive income (loss)		1,362	(371)

Total comprehensive loss		$(4,658)	$(1,237)

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2024	2023 (*)

Net income (loss) attributable to:
Equity holders of the Company		(5,623)	(600)
Non-controlling interests		(397)	(266)

		$(6,020)	$(866)
Total comprehensive income (loss) attributable to:
Equity holders of the Company		(4,252)	(959)
Non-controlling interests		(406)	(278)

		$(4,658)	$(1,237)
Net income (loss) per share attributable to equity holders of the Company:	7

Basic and diluted (loss) gain per share (in CAD)		$(0.42)	$(0.05)

Earnings (loss) per share attributable to equity holders of the Company from continuing operations:
Basic and diluted (loss) gain per share (in CAD)		$(0.42)	$(0.05)

(*) See note 1 regarding figures disclosure.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share Capital and premium	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2024	$253,882	$9,637	$95	$(249,145)	$14,469	$(769)	$13,700

Net loss	-	-	-	(5,623)	(5,623)	(397)	(6,020)
Total other comprehensive loss	-	-	1,304	67	1,371	(9)	1,362

Total comprehensive loss	-	-	1,304	(5,556)	(4,252)	(406)	(4,658)

Other comprehensive income Classification	-	-	-	(730)	(730)	-	(730)
Share-based compensation	-	32	-	-	32	-	32
Forfeited options	5	(5)	-	-	-	-	-

Balance as of March 31, 2024	$253,887	$9,664	$1,399	$(255,431)	$9,519	$(1,175)	$8,344

	Share Capital and premium	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2023	$245,776	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

Net loss	-	-	-	(600)	(600)	(266)	(866)
Total other comprehensive loss	-	-	(395)	36	(359)	(12)	(371)

Total comprehensive loss	-	-	(395)	(564)	(959)	(278)	(1,237)

Issuance of common shares	1,736	-	-	-	1,736	-	1,736
Share-based compensation	-	258	-	-	258	-	258
Forfeited options	266	(266)	-	-	-	-	-

Balance as of March 31, 2023	$247,778	$15,159	$888	$(240,138)	$23,687	$867	$24,554

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2024	2023(*)
Cash provided by operating activities:

Net income (loss) for the period	$(6,020)	$43
Adjustments for non-cash items:
Fair value adjustment on sale of inventory	10	339
Fair value adjustment on Warrants, investments and accounts receivable	100	(3,636)
Depreciation of property, plant and equipment	147	174
Amortization of intangible assets	452	456
Depreciation of right-of-use assets	118	179
Impairment of goodwill	2,753	-
Finance expenses, net	401	635
Deferred tax liability, net	(69)	(150)
Share-based payment	32	258
Restructuring expense	-	283
	3,944	(1,462)

Changes in working capital:
Decrease (increase) in trade receivables	1,332	1,937
Decrease (increase) in other accounts receivable and advances to suppliers	159	(940)
Decrease (increase) in inventories, net of fair value adjustments	2,159	90
Decrease (increase) in trade payables	663	(6,021)
Changes in employee benefit liabilities, net	-	(22)
Increase in other accounts payable and accrued expenses	(2,745)	(14)

	1,568	(4,970)

Taxes (paid) received	(121)	328

Net cash used in operating activities	(629)	(6,061)

Cash flows from investing activities:

Purchase of property, plant and equipment	(2)	(411)
Payment of purchase consideration	-	(56)

Net cash used in investing activities	$(2)	$(467)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2024	2023
Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	176	825
Proceeds from issuance of warrants	(176)	7,027
Repayment of lease liability	(118)	(175)
Interest paid - lease liability	(15)	(18)
Receipt (repayment) of bank loan and credit facilities	(2,856)	(1,046)
Cash paid for interest	(444)	(56)
Proceeds from discounted checks	2,581	-

Net cash (used in) provided by financing activities	(852)	6,557

Effect of foreign exchange on cash and cash equivalents	718	(1,059)

Decrease in cash and cash equivalents	(765)	(1,030)
Cash and cash equivalents at beginning of the period	1,813	2,449

Cash and cash equivalents at end of the period	$1,048	$1,419

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$40	$49
Issuance of shares in payment of debt settlement to a non-independent director of the company	$-	$222

(*) See note 1 regarding Figures disclosure.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC") is listed for trading on the Canadian Securities Exchange (“CSE”) and, commencing from March 1, 2021, on NASDAQ under the ticker symbol “IMCC”. IMCC’s main office is located in Kibbutz Glil-Yam, Israel.

The Company and its subsidiaries (collectively: the "Group"), operate in geographical reporting segments (Note 8). The majority of the Group’s revenues are generated from sales of medical cannabis products to customers in Israel. The remaining revenues are generated from sales of medical cannabis, as well as other products, to customers in Germany.

In Israel, IMCC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which held a cultivation license to breed, grow and supply medical cannabis products in Israel under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") until July 2022. In July 2022 Focus closed its cultivation facility and received an IMCA license which allows it to import cannabis products and proceed with its supply activity. All of its operations are performed pursuant to the Israeli Dangerous Drugs Ordinance (New Version), 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA.

During 2021, IMCC also entered into the field of retail medical cannabis and other pharma products in Israel through the acquisition of several pharmacies and trade houses specializes in medical cannabis, including the pharmacies of Revoly Trading and Marketing Ltd. ("Vironna"), R.A. Yarok Pharm Ltd. and Oranim Plus Pharm Ltd. ("Oranim"), and the trade houses of Panaxia and Rosen High Way Ltd.

In Europe, IMCC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary acquired by IMC Holdings Ltd. ("IMC Holdings") on March 15, 2019. Adjupharm is an EU-GMP certified medical cannabis producer and distributor with wholesale, narcotics handling, manufacturing, procurement, storage and distribution licenses granted by German regulatory authorities that allow for import/export capability with requisite permits.

In Canada, IMCC actively operated until recently through Trichome Financial Corp. and its wholly-owned subsidiaries Trichome JWC Acquisition Corp. (“TJAC”) and MYM Nutraceuticals Inc. (“MYM“) (collectively: "Trichome" or the "Canadian entities"). The Canadian entities are federally licensed producers of cannabis products in the adult-use recreational cannabis market in Canada.  IMCC has exited its operations in Canada, and deconsolidated Trichome on November 7, 2022, pursuant to IFRS.

The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

Panaxia Transaction Update:

On February 13, 2023, the Company announced that it reached an agreement, together with Panaxia, to terminate the option that the Company had, under the Panaxia Transaction, to acquire a pharmacy licensed to dispense and sell medical cannabis to patients, for no additional consideration. Under the agreement, the Company will not be required to make the fifth installment of approximately $262 of Common Shares owed by the Company to Panaxia under the Panaxia Transaction and will receive an agreed compensation amount of approximately $95 from Panaxia to be paid by Panaxia in services and cannabis inflorescence in accordance with the terms as agreed by the parties.
As of December 31, 2023, the amount was not received and accrued for bad debt.

Liquidity and capital resources - going concern:

As of March 31, 2024, the Group's cash and cash equivalents totaled $1,048, the Group's working capital (current assets less current liabilities) amounted to $(10,518) and the Group’s accumulated loss deficit amounted to $255,431. In the three months ended March 31, 2024, the Group had an operating loss from continuing operation of ($5,630) and negative cash flows from continuing operating activities of ($662).

The Group’s current operating budget includes various assumptions concerning the level and timing of cash receipts from sales and cash outlays for operating expenses and capital expenditures, including cost saving plans. In 2023 The Company’s board of directors approved a cost saving plan, to allow the Company to continue its operations and meet its cash obligations. The cost saving plan consisted cost reduction due to efficiencies and synergies, included mainly the following steps: discontinued operations of loss-making activities, reduction in payroll and headcount, reduction in compensation paid to key management personnel (including layoffs of key executives), operational efficiencies and reduced capital expenditures. Those actions will save costs in 2024 and the company will continue its efforts for efficiency operations.

Despite the cost savings plan and restructuring as described above, the projected cash flows for 2024 indicates that it is uncertain that the Group will generate sufficient funds to continue its operations and meet its obligations as they become due. The Group continues to evaluate additional sources of capital and financing. However, there is no assurance that additional capital and or financing will be available to the Group, and even if available, whether it will be on terms acceptable to the Group or in amounts required.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

Financial Statement Condensed format and Figure disclosure

These financial statements have been prepared in a condensed format as of March 31, 2024, and for the three months then ended (the "interim condensed consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2023, and for the year then ended and accompanying notes (the "annual consolidated financial statements").

The figures disclosed here for the three months ended March 31, 2023, encompass updates and adjustments made during Q2 2023 to the Company’s previously filed unaudited interim financial statements. The adjustments and updates were immaterial.

Debt Settlement with L5 Capital

On May 8th, 2023, the Company announced that on May 5th, 2023, it has closed the securities for debt settlement transaction with L5 Capital (the “Debt Settlement”). Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $838,776 (approximately US$615,615) through issuing 492,492 Units at a price of US$1.25 per Unit. Each Unit consists of one Common Share of the Company and one Common Share purchase Warrant. Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 per Common Share for a period of 36 months from the date of issuance. All securities issued are subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities legislation.

Discontinue operations and Canadian entities CCAA:

On November 7, 2022, in connection with the Company’s efforts to achieve operational efficiencies, the Company announced that it is pivoting its focus and resources on growth in its highest value markets in Israel and Germany while also commencing its exit from the Canadian cannabis market as part of the Canadian Restructuring.

The Canadian operations are held through the Canadian entities and being orderly wound-down under CCAA pursuant to an initial order of the Court issued on November 7, 2022 (as amended and restated by an order made by the Court on November 17, 2022, the “Initial Order”). The Initial Order includes a broad stay (as extended from time to time, the “Stay”) of all proceedings against the Canadian entities and its assets. Pursuant to the Initial Order, KSV Restructuring Inc. was appointed as monitor (the “Monitor”) in the CCAA Proceedings.

On January 9, 2023, the Court issued an order in the CCAA Proceedings in respect of a motion brought by the Canadian entities to approve, among other things: a sale and investment solicitation process (the “SISP”) in respect of the business and assets of the Canadian entities; and a stalking horse share purchase agreement (the “Stalking Horse Purchase Agreement”) between the Canadian entities and L5 Capital Inc. (“L5”), a company wholly-owned and controlled by the executive chairman and a director of the Company, dated December 12, 2022. The SISP established a process to solicit interest for investments in, or the sale of any or all of the Canadian entities' business and assets.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

On February 22, 2023, the Monitor issued a report (the “Monitor’s Third Report”) in the CCAA Proceedings advising, among other things, that (i) no qualified bids were received pursuant to the SISP, (ii) L5 informed the Canadian entities that it would not be completing the transaction contemplated by the Stalking Horse Purchase Agreement and, as a result, the Canadian entities terminated the Stalking Horse Purchase Agreement, and (iii) the Monitor continues to market for sale the Canadian entities’ business and assets, including the brands and other intellectual property owned by the Canadian entities.

Pursuant to an order of the Court made on April 6 ,2023 in the CCAA Proceedings (the “Reverse Vesting Order”), the Court approved a share purchase agreement (the “Share Purchase Agreement”) dated March 28, 2023 among Trichome Financial Corp. (“Trichome” or the “Vendor”), 1000370759 Ontario Inc. (the “Purchaser”), Trichome JWC

Acquisition Corp. (“TJAC”), Trichome Retail Corp. (“TRC”), MYM Nutraceuticals Inc. (“MYM”), MYM International Brands Inc. (“MYMB”) and Highland Grow Inc. (“Highland”, and collectively with TJAC, TRC, MYM and MYMB, the “Purchased Entities”). The Purchased Entities and its business and operations were sold to a party that is not related to the Company, for a purchase price of $3,375 along with certain deferred consideration. Thus, the Company has exited operations in Canada. The Company has neither received nor is entitled to any portion of the proceeds from the Share Purchase Agreement.

On September 14, 2023 a CCAA Termination Order was granted by the Honourable Justice Osborne (upon service on the Service List of an executed certificate and the above CCAA Proceedings under the Companies Creditors’ Arrangement Act and the Stay Period were terminated without any further act or formality. On September 29th, 2023, Trichome Financial Corp. filed (or was deemed to have filed) an assignment (or a bankruptcy order was made against Trichome Financial Corp.), and Goldhar & Associates Ltd., was appointed as trustee of the estate of the bankrupt by the official receiver (or the Court). The first meeting of creditors of the bankrupt was held on October 17th, 2023.

As a direct or indirect shareholder of the entities that make up the Trichome Group, the Company is subject to the priorities of other stakeholders in the CCAA proceedings and will likely realize no return in the restructure of the Trichome Group business.

Telekana Agreement

On November 29, 2022, the IMC signed on a convertible loan agreement with Telekana Ltd. (“Telekana”), a Pharmacy for sell of medical Cannabis accordingly IMC will loan a total of $611. The loan will be converted to 1,040 shares representing 51% of the total common share of Telekana , at the earlier of the following events; (i) Telekana will receive the permit for sell of medical Cannabis from the Israeli Ministry of Health, (ii) IMC sole decision to convert. The permit was received on November 13, 2023.

For the years ended December 31, 2023, 2022, IMC recognized a revaluation gain (loss) from remeasurement of the loan.

As of March 31, 2024, IMC have started the regulatory process of receiving the Israeli Ministry of Health approval for the conversion.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

Restructuring:

On April 6, 2022, Focus closed the "Sde Avraham", cultivation facility in Israel, resulting restructuring expenses related to impairment of property, plant and equipment, biological assets and right of use asset and liabilities, in the total amount of $4,383.

On March 8, 2023, the Company announced its strategy plan in Israel in order to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. The Company reduced its workforce in Israel across all functions (including executives). All actions associated with the workforce reduction were completed by mid-2023, subject to applicable Israeli law. Therefore, the Company recorded restructuring expenses for the twelve months ended December 31, 2023 related mainly to salaries to employees in the amount of $617

On June 30, 2023, the entity responsible for operating the Israeli medical cannabis distribution licensed center that was acquired within the Panaxia Transaction, ceased its operations at the licensed trading house located in Lod, Israel. Consequently, the Company transitioned the operation that was conducted through IMC Pharma to third-party entities and to its own trading house currently being operated by Rosen High Way.

Signed term sheet for Potential Reverse Merger with Kadimastem

On February 13, 2024 the Company entered into a non-binding term sheet and a Loan Agreement, with Israel-based Kadimastem Ltd, a clinical cell therapy public company traded on the Tel Aviv Stock Exchange under the symbol (TASE:KDST) (“Kadimastem”), whereby the parties will work to complete a business combination that will constitute a reverse merger into the Company by Kadimastem.

The resulting issuer that will exist upon completion of the Proposed Transaction will change its business from medical cannabis to biotechnology and, at the closing of the Proposed Transactions (the "Closing").

Kadimastem shareholders will hold 88% of the common shares of the Company (the “Resulting Issuer Shares”) and the shareholders of the Company will hold 12% of the Resulting Issuer Share. Parties may agree, in the Definitive Agreement, on a different structure of equity in lieu of the warrants with a similar result. The Proposed Transaction is an arm’s length transaction Prior to Closing, IMC's existing medical cannabis operation and other current activities in Israel and Germany (the "Legacy Business") will be restructured (the “Spin-Out”) as a contingent value right (the "CVR"). The CVR will entitle the holders thereof to receive net cash, equity, or other net value upon the sale of the Legacy Business.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

The Legacy Business will be made available for potential sale to a third party for a period of up to 12 months from Closing (the "Record Date"). After the Record Date, any remaining Legacy Business in the CVR will be offered for sale through a tender process, subject to the terms of the best offer. The proceeds from the sale of the Legacy Business will be utilized to settle debts and distribute the remaining balance, if any, to CVR holders.

On February 28, 2024, Pursuant to the terms of the Term Sheet, a loan agreement was signed between IMC, a wholly-owned subsidiary of the Company and Kadimastem. Accordingly, Kadimastem will provide a loan of up to US$650,000 to IMC, funded in two installments: US$300,000 upon signing the Loan Agreement and US$350,000 upon the execution of the definitive agreement regarding the Proposed Transaction (the "Loan").

The Loan accrues interest 9.00% interest per annum, for 12 months and is secured by the following collaterals and guarantees: (a) 10% of the proceeds derived from any operation sale under the CVR (“Charged Rights”), limited to the outstanding Loan Amount and expenses according to the Loan Agreement, accordingly IMC may, at its sole discretion, to record a second-ranked fixed charge  over the Charged Rights or, alternatively, in case the existing pledges over the Charged Rights at the date of signing this Loan Agreement are subsequently discharged or removed, then the Borrower shall promptly record a first-ranking fixed charge over the Charged Assets with all applicable public records; provided that IMC shall not impose any new lien, mortgage, charge or pledge over the Charged Rights that did not exist on the date hereof, or any other liens, subject to customary exclusions; (b) IMC shall use its best efforts to record a first-ranking fixed charge over the assets of its subsidiary, R.A Yarok Pharm Ltd, in due course when applicable and as deemed appropriate; and (c) a personal guarantee by Mr. Oren Shuster, IMC’s CEO.

Prior to the completion of the Proposed Transaction, IMC will call a meeting of its shareholders for the purpose of approving, among other matters.
As of March 31, 2024 there is no completion of the definitive agreements.

NASDAQ Compliance Notice

On August 1, 2023, the Company received written notification from Nasdaq (the “Notification Letter”) that the closing bid price of the Common Shares had fallen below US$1.00 per share over a period of 30 consecutive business days, with the result that the Company was not in compliance with the Minimum Share Price Listing Requirement. The Notification Letter provided that the Company has until January 16, 2024, being 180 calendar days following receipt of such notice to regain compliance with the Minimum Share Price Listing Requirement for a minimum of 10 consecutive business days.

On January 31, 2024, the Company announced that it has received a 180-calendar day extension, until July 29, 2024, from the Nasdaq Stock Market ("Nasdaq"), to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) (the "Bid Price Rule").

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

Tax on Premiums in Respect of Insurance Effected Outside Canada

By Notice of Assessment for Excise Tax dated October 23, 2023 and covering the period January 1, 2020 to December 31, 2020, IM Cannabis Corp. was assessed tax on insurance of $198,687.57, arrears interest of $36,248.62 and a failure to file penalty of $7,947.49 (collectively, the “2020 Assessment”).

By Notice of Assessment for Excise Tax dated October 23, 2023 and covering the period January 1, 2021 to December 31, 2021, IM Cannabis Corp. was assessed excise tax on insurance of $72,944.92, arrears interest of $1,533.75 and a failure to file penalty of $499.48 (collectively, the “2021 Assessment”).

On November 29, 2023, the Company filed Notices of Objection (Excise Tax Act) to the 2020 Assessment and the 2021 Assessment. The Company assess the filed Notices of Objection (Excise Tax Act) to be low to medium complexity.

The Company assess that it is reasonably possible the Notices of Objection (Excise Tax Act) filed by it will lead to the 2020 Assessment and 2021 Assessment being vacated.

35 Oak Holdings Ltd – Statement of Complaint

On November 27, 2023, the Company announced that a complaint was filed in the Ontario Superior Court of Justice in Canada by Michael Wiener, 35 Oak Holdings Ltd. and MW Investments Ltd. (collectively the “MYM Shareholder Plaintiffs”) against certain current and former Directors and Officers of the Company and its subsidiaries arising out of the Plan of Arrangement that closed in July 2021 through which the Company acquired MYM Nutraceuticals Inc. A copy of this complaint was delivered to the Company on November 17, 2023.

The Plaintiffs, who became shareholders in the Company as a result of the Plan of Arrangement, allege that the Defendants made a series of misrepresentations in oral discussions and public disclosure regarding cannabis cultivation capacity, cultivation space, and projected revenues. The Plaintiffs further allege that the misrepresentations were later corrected and that the misrepresentations caused the value of the Company shares to be artificially inflated and induced the Plaintiffs to support the Plan of Arrangement. The Plaintiffs assert common law misrepresentation claims and have also advanced statutory claims under the Ontario Securities Act and seek damages of $15 million. the Company and the other former Director and Officer Defendants dispute the allegations in the Claim and deny any liability. The claim was commenced in July 2023 but not served until November 2023.

On February 22, 2024 the Company, together with some of the Defendants brought a preliminary motion to strike out several significant parts of the claim (the "Motion") The Motion has not been scheduled by the court.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

At this time, the Company's management is of the view that the Motion has merit and is likely to succeed in at least narrowing the scope of the claim against the Company, and that it may also result in certain of the claims against individuals being dismissed altogether, and if not dismissed narrowed in scope and complexity.

Given the preliminary stage of the action, and that the Company have not yet conducted a full investigation of the factual defenses, it is too early to opine on the merits of the claim or whether it is more likely than not to result in an outflow of funds to the Company and if so, how much.

Oranim pharmacy

On December 1, 2021, IMC Holdings signed a definitive agreement to acquire 51% of the rights in Oranim for an aggregate consideration of approximately NIS 11,900 thousand (approximately $4,900), comprised of NIS 5,200 thousand (approximately $2,100) paid in cash upon signing, NIS 5,200 thousand (approximately $2,100) which agreed to be paid in cash on the first quarter of 2023 and NIS 1,500 thousand (approximately $700) in Common Shares.

As of April 2023, amendment was signed accordingly the remaining amount will be paid in six equal installments until February 2024.
As of December 31, 2023, the agreed amount to be paid was not exercised.

Through a new amendment signed January 10, 2024, all remaining unpaid installments has been postponed to April 15, 2024. All six installments (that remain unpaid) will incur a 15% interest charge. Failure to meet the remaining payments will result in the transfer of IMC Holdings Ltd. shares (51%) back to the seller, along with the revocation of the transaction (see also note 9).

Exercise of Focus Option

On November 30, 2023, IMC Holdings acted to exercise its option to purchase the 74% interest in Focus held by Oren Shuster and Rafael Gabay by submitting a request to the IMCA which approved the transaction on February 25, 2024. As of March 31, 2024, IMC Holdings holds 74% of Focus shares.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 1:-	GENERAL (Cont.)

Israel Hamas war

On October 7, 2023, a war between the terror organization Hamas and Israel began. This war has an impact on the company's business operations. The company has suffered a negative impact in Q4 2023 and Q1 2024 and there will be a potential positive effect in the medium to long term. The company has experienced damages to its ability to function, affecting various aspects, including employees, supplies, imports, sales, and more.

b.	Approval of consolidated financial statements:

These consolidated financial statements of the Company were authorized for issue by the board of directors on May 7, 2024.

c.	Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of Presentation and Measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, "Interim Financial Reporting" ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements.  The following new accounting standards applied or adopted during the three months ended March 31, 2024, and had no impact on the Interim Financial Statements:

1)	Amendments to IAS 1,"Non Current liabilities with Covenants and Classification of Liabilities as current or non-current":

In January 2020 and October 2022, the IASB issued amendments to IAS 1, regarding the criteria for classifying liabilities with covenants as current or non-current. In October 2022 the IASB issued an additional amendment accordingly a Company has to disclose of the book value of the obligation and information on the financial benchmarks as well as facts and circumstances at the end of the reporting period that may lead to the conclusion that the entity will have difficulty meeting the financial covenants.

The Amendment is applicable for annual periods beginning on or after January 1, 2024.

2)	Amendment to IFRS 16, "LEASES":

In September  2022, the IASB issued an amendment to IFRS 16, " Lease Liability in a Sale and Leaseback" ("IFRS 16"), to provide accounting treatment in the financial statements of the seller-lessee in sale and leaseback transactions when the lease payments are variable lease payments that do not depend on the index or the exchange rate. As part of the amendment, the seller-lessee is required to adopt one of two approaches to measuring the liability for the lease at the time of first recognition of such transactions. The chosen approach constitutes an accounting policy that must be applied consistently. The Amendment is applicable for annual periods beginning on or after January 1, 2024.

3)	Amendments to IAS 7 and IFRS 7, "Supplier Finance Arrangements":

In May 2023, the IASB published amendments to International Accounting Standard 7, Statement of Cash Flows, and IFRS 7, Financial Instruments: Disclosures (hereinafter: "the amendments"), to clarify the characteristics of supplier financing arrangements and to require additional disclosure for these arrangements.

The disclosure requirements in the amendments are intended to assist and enable users of the financial statements to assess the effects of supplier financing arrangements on the entity's obligations as well as on the entity's cash flows and exposure to liquidity risk. The Amendment is applicable for annual periods beginning on or after January 1, 2024.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Significant Accounting Judgements and Estimates:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 3:-	INVENTORIES

The following is a breakdown of inventory as of March 31, 2024:

	March 31, 2024
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	3,272	-	3,272
Finished goods
Packaged dried cannabis	4,186	10	4,196
Other products	433	-	433

Balance as of March 31, 2024	7,891	10	7,901

The following is a breakdown of inventory as of December 31, 2023:

	December 31, 2023
	Capitalized costs	Fair valuation adjustment, net	Carrying value
Work in progress:
Bulk cannabis	$3,735	$-	$3,735
Finished goods:
Packaged dried cannabis	4,667	984	5,651
Other products	590	-	590

Balance as of December 31, 2023	$8,992	$984	$9,976

During the three months ended March 31, 2024 and 2023, inventory expensed to cost of goods sold of cannabis products was $9,125 and $8,903, respectively, which included $10 and $339 of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Cost of revenues in three months period ended March 31, 2024 and 2023, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 4:-	FINANCIAL INSTRUMENTS

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Financial Instruments Measured at Fair Value	Fair Value Method

Liability for Warrants *) Investment in Xinteza	Black & Scholes model (Level 3 category) Market comparable (Level 3 category)

Management believes that the carrying amount of cash and cash equivalents, trade receivables, other accounts receivable, trade payables, bank loans and credit facility, other account payables and accrued expenses and accrued purchase consideration payable, approximate their fair value due to the short-term maturities of these instruments.

*)	Finance (income) expense from revaluation of Warrants measured at fair value, for the three months ended March 31, 2024 and 2023, amounted to $100 and $(3,636), respectively.

The Warrants fair value as of March 31, 2024 was measured using the Black & Scholes model with the following key assumptions:

	Issue date
	May 2023	February 2023	May 2021

Expected volatility	48.43%	48.43%	48.43%
Share price (Canadian Dollar)	0.72	0.72	0.72
Expected life (in years)	2.096	1.849	2.096
Risk-free interest rate	4.12%	4.12%	4.12%
Expected dividend yield	0%	0%	0%
Fair value:

Per Warrant (Canadian Dollar)	$0.031	$0.023	$0
Total Warrants (Canadian Dollar in thousands)	$15	$122	$0

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	EQUITY

a.	Composition of share capital:

	March 31,		December 31,
	2024		2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Common Shares without par value	Unlimited	13,394,136	Unlimited	13,394,136

Common Shares confer upon their holders the right to participate in the general meeting where each Common Share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company.

On November 14, 2022, the Company’s shareholders general meeting resolved to consolidated all of its issued and outstanding Ordinary shares on a ten (10) to one (1) basis (the “Share Consolidation”). All share and per share amounts in these consolidated financial statements, give effect to the Share Consolidation for all periods presented.

b.	Capital issuances:

LIFE Offering

In January and February of 2023, the Company issued an aggregate of 2,828,248 units of the Company (each a “Unit”) at a price of US$1.25 ($1.66) per Unit for aggregate gross proceeds of US$3,535 ($4,702) thousand in a series of closings pursuant to a non-brokered private placement offering to purchasers resident in Canada (except the Province of Quebec) and/or other qualifying jurisdictions relying on the listed issuer financing exemption under Part 5A of National Instrument 45-106 – Prospectus Exemptions (the “LIFE Offering”). Each Unit consisted of one Common Share and one Common Share purchase warrant (each, a “Warrant”), with each Warrant entitling the holder thereof to purchase one additional Common Share at an exercise price of US$1.50 ($1.99) for a period of 36 months from the date of issue.

In addition, a non-independent director of the Company subscribed for an aggregate of 131,700 Units under the LIFE Offering at an aggregate subscription price of US$165 ($219). The director's subscription price was satisfied by the settlement of US$165 in debt owed by the Company to the director for certain consulting services previously rendered by the director to the Company.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 5:-	EQUITY

Concurrent Offering

Concurrent with the LIFE Offering, the Company issued an aggregate of 2,317,171 Units on a non-brokered private placement basis at a price of US$1.25 ($1.66) per Unit for aggregate gross proceeds of US$2,896 ($3,852) (the “Concurrent Offering”). The Concurrent Offering was led and participated by insiders of the Company of 1,159,999 Units out of the total Concurrent offering Units. The Units offered under the Concurrent Offering were offered for sale to purchasers in all provinces and territories of Canada and jurisdictions outside Canada.

Pursuant to available prospectus exemptions other than for the LIFE Offering exemption.

All Units issued under the Concurrent Offering were subject to a statutory hold period of four months and one day in accordance with applicable Canadian securities laws.

c.	Changes in issued and outstanding share capital:

Number of shares

Balance as of January 1, 2024	13,394,136

Issuance of Common Shares	-

Balance as of March 31, 2024	13,394,136

The following table lists the movement in the number of share options and the weighted average exercise prices of share options in the 2018 Plan:

	Three months ended March 31, 2024
	Number of options	Weighted average exercise price
		in CAD

Options outstanding at the beginning of the period	325,452	$28.72

Options forfeited during the period	-	-

Options outstanding at the end of the period	325,452	$28.72

Options exercisable at the end of the period	309,184	$29.53

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 6:-	SELECTED STATEMENTS OF PROFIT OR LOSS DATA

	For the three months ended March 31,
	2024	2023

Salaries and related expenses	$1,878	$2,458
Depreciation and amortization	$680	$809

NOTE 7:-	NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Three months ended March 31,
	2024		2023
	Weighted average number of shares (in thousands)	Net income (loss) attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net income (loss) attributable to equity holders of the Company

For the computation of basic net earnings from continuing operations	13,394	$(5,623)	11,308	$(600)

Effect of potential dilutive Common Shares	-	-	-	-

For the computation of diluted net earnings from continuing operations	13,394	$(5,623)	11,308	$(600)

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 8:-	OPERATING SEGMENTS

a.	Reporting operating segments:

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"), who is responsible for allocating resources and assessing performance of the operating segments. The Company's Chief Executive Officer is the CODM. The Company has determined that it operates in two operating segments (after the reclassification of the operating activities of the Trichome Group in Canada as discontinued operations).

Three months ended March 31, 2024:

	Israel	Germany	Adjustments	Total

Revenue	$10,911	$1,152	$-	$12,063

Segment loss	$(4,508)	$(316)	$-	$(4,824)

Unallocated corporate expenses			$(806)	$(806)

Total operating loss				$(5,630)

Depreciation, amortization and impairment	$655	$25	$-	$680

Three months ended March 31, 2023:

	Israel	Germany	Adjustments	Total

Revenue	$11,437	$1,092	$-	$12,529

Segment loss	$(1,618)	$(557)	$-	$(2,175)

Unallocated corporate expenses			$(1,442)	$(1,442)

Total operating loss				$(3,617)

Depreciation, amortization and impairment	$780	$29	$-	$809

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data
NOTE 9:-	SUBSEQUENT EVENTS

a.
On April 16, 2024, the Company announced that following a reconciliation regarding all remaining unpaid installments of approximately $1,930, relating to the Oranim Pharmacy Acquisition completed transaction dated March 28, 2022, the parties have mutually agreed to revoke the transaction. As a result, IMC Holdings Ltd. shares (51%) will be transferred back to the seller.

As a result, the Company have booked a goodwill reduction of $2,753 as of March 31, 2024.

b.
On April 17, 2024, one of the Company fully owned subsidiary named R.A Yarok Pharm, entered into a loan agreement with a non-financial institute in the amount of NIS 3,000 thousand (approximately $1,082). Such loan bear interest at an annual rate of 15% and mature 12 months from the date of issuance.

c.
On April 17, 2024, IMC Holdings signed an amendment to extend the loan agreement with a non- financial institute from April 18, 2024, to April 18, 2025 of approximately $610, with an annual interest rate of 17% with no additional fees associated.